
Apollo
HOSPITALS
TOUCHING LIVES

AHEL / SEC / 2010 19th April 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302


10015673

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges / Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

4th April 2010

From

Dr. Preetha Reddy
No. 5 Subba Rao Avenue
2nd Street
Chennai 600 006

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure in terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on 31st March 2010.

Kindly take note of the same.

Thanking you,

Yours faithfully,

For & On behalf of Promoters



Dr. PREETHA REDDY
Promoter

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997			
1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (d) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2010.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on 31st March 2010.	20,723,919	33.54%



PREETHA REDDY

Place : Chennai

Date : 4th April 2010

ANNEXURE

Sl. No.	Names	Share Holding as on 31-Mar-2010	% of Capital
1	Dr. Prathap C Reddy	1,579,650	2.56
2	Ms. Sucharitha Reddy	1,370,839	2.22
3	Dr. Preetha Reddy	1,683,270	2.72
4	Ms. Suneeta Reddy	1,500,795	2.43
5	Ms. Shobana Kamineni	1,094,976	1.77
6	Ms. Sangita Reddy	2,486,254	4.02
7	Mr. Karthik Anand	110,300	0.18
8	Mr. Harshad Reddy	105,100	0.17
9	Ms. Sindhoori Reddy	258,800	0.42
10	Mr. Adithya Reddy	105,100	0.17
11	Ms. Upsana Kamineni	133,638	0.22
12	Mr. Puvansh Kamineni	106,100	0.17
13	Ms. Anushpala Kamineni	129,587	0.21
14	Mr. Anandith Reddy	115,100	0.19
15	Mr. Viswajith Reddy	111,150	0.18
16	Mr. Viraj Madhavan Reddy	84,112	0.14
17	Mr. P. Obul Reddy	9,000	0.01
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.28
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	8,929,562	14.45
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.03
	Total	20,723,919	33.54



DR. PREETHA REDDY

Disclosure for informing details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s) by target/reporting Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Reporting Company	**Apollo Hospitals Enterprise Limited**
Date of Reporting	**9th April 2010**
Name of the Stock Exchanges where shares of reporting company are listed	(1) Bombay Stock Exchange Ltd (2) National Stock Exchange of India Ltd, Mumbai / Chennai

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights.	Details of shareholding/voting rights (in Number and %) of persons mentioned at (A) as informed u/r 8(1) to target company											
Names	As on March 31 Current year (2010)		As on March 31 Previous year (2009)		between (A) & (B)		dividend Current year (2009)		dividend Previous year (2008)		between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Nil	0	**0.00**	0	**0.00**	0	**0.00**	0	**0.00**	0	**0.00**	0	**0.00**

Note:

(i) During the Financial Year 2008-2009, the paid-up capital of the company has been increased from Rs.58,68,57,020 to Rs. 60,23,57,020 upon 15,50,000 equity shares of face value of Rs.10/- each allotted to Ms. Sangita Reddy, promoter on 22-Aug-2008.

(ii) During the Financial Year 2009-2010 paid-up capital of the company has been increased from Rs. 60,23,57,020 to 61,78,48,590 upon 15,49,157 equity shares of face value of Rs.10/- each allotted to Dr. Prathap C. Reddy, promoter on 18-Apr-2009.


APOLLO HOSPITALS ENTERPRISE LTD. CHS.

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2010)		As on March 31 Previous year (2009)		between (A) & (B)		dividend Current year (2009)		dividend Previous year (2008)		between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
As per Annexure												
Total No. of Shares	**20,723,919**	**33.54**	**19,133,285**	**31.76**	**1,590,634**	**1.78**	**20,704,037**	**33.51**	**18,918,831**	**32.24**	**1,785,206**	**1.27**

Note:

(i) During the Financial Year 2008-2009, the paid-up capital of the company has been increased from Rs.58,68,57,020 to Rs. 60,23,57,020 upon 15,50,000 equity shares of face value of Rs.10/- each allotted to Ms. Sangita Reddy, promoter on 22-Aug-2008.

(ii) During the Financial Year 2009-2010 paid-up capital of the company has been increased from Rs. 60,23,57,020 to 61,78,48,590 upon 15,49,157 equity shares of face value of Rs.10/- each allotted to Dr. Prathap C. Reddy, promoter on 18-Apr-2009.

Signature of the Authorised Signatory :

S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY


APOLLO HOSPITALS ENTERPRISE LTD. CHE.

Place : CHENNAI
Date : 9th April 2010

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2010)		As on March 31 Previous year (2009)		between (A) & (B)		dividend Current year (2009)		dividend Previous year (2008)		between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Dr. Prathap C Reddy	1,579,650	2.56	1,205,493	2.00	374,157	0.56	1,579,650	2.56	1,205,493	2.05	374,157	0.50
Ms. Sucharitha Reddy	1,370,839	2.22	1,370,837	2.28	2	-0.06	1,370,839	2.22	1,470,837	2.51	-99,998	-0.29
Dr. Preetha Reddy	1,683,270	2.72	1,682,270	2.79	1,000	-0.07	1,683,270	2.72	1,732,270	2.95	-49,000	-0.23
Ms. Suneeta Reddy	1,500,795	2.43	1,501,795	2.49	-1,000	-0.06	1,500,795	2.43	1,501,795	2.56	-1,000	-0.13
Ms. Shobana Kamineni	1,094,976	1.77	1,094,976	1.82	0	0.00	1,094,976	1.77	1,144,976	1.95	-50,000	-0.18
Ms. Sangita Reddy	2,486,254	4.02	2,486,254	4.13	0	0.00	2,486,254	4.02	2,186,254	3.73	300,000	0.30
Mr. Karthik Anand	110,300	0.18	110,300	0.18	0	0.00	110,300	0.18	110,300	0.19	0	0.00
Mr. Harshad Reddy	105,100	0.17	105,100	0.17	0	0.00	105,100	0.17	105,100	0.18	0	0.00
Ms. Sindhoori Reddy	258,800	0.42	258,300	0.43	500	-0.01	258,300	0.42	258,200	0.44	100	-0.02
Mr. Adithya Reddy	105,100	0.17	105,100	0.17	0	0.00	105,100	0.17	105,100	0.18	0	0.00
Ms. Upsana Kamineni	133,638	0.22	133,638	0.22	0	0.00	133,638	0.22	133,638	0.23	0	0.00
Mr. Puvansh Kamineni	106,100	0.17	106,100	0.18	0	0.00	106,100	0.17	106,100	0.18	0	0.00
Ms. Anushpala Kamineni	129,587	0.21	129,587	0.22	0	0.00	129,587	0.21	129,587	0.22	0	0.00
Mr. Anandith Reddy	115,100	0.19	115,100	0.19	0	0.00	115,100	0.19	115,100	0.20	0	0.00
Mr. Viswajith Reddy	111,150	0.18	111,150	0.18	0	0.00	111,150	0.18	111,150	0.19	0	0.00
Mr. Viraj Madhavan Reddy	84,112	0.14	84,112	0.14	0	0.00	84,112	0.14	84,112	0.14	0	0.00
Mr. P. Obul Reddy	9,000	0.01	9,000	0.01	0	0.00	9,000	0.01	9,000	0.02	0	0.00
Mr. P. Vijayakumar Reddy	666	0.00	666	0.00	0	0.00	666	0.00	666	0.00	0	0.00
Mr.Vishweshwar Reddy	788,710	1.28	788,710	1.31	0	0.00	788,710	1.28	788,710	1.34	0	0.00
Mr. Anil Khamineni	10	0.00	10	0.00	0	0.00	10	0.00	10	0.00	0	0.00
M/s. PCR Investments Ltd	8,929,562	14.45	7,713,587	12.81	1,215,975	1.65	8,910,180	14.42	7,599,233	12.95	1,310,947	1.47
M/s. Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00	5,600	0.01	5,600	0.01	0	0.00
M/s. Apollo Health Association	15,600	0.03	15,600	0.03	0	0.00	15,600	0.03	15,600	0.03	0	0.00
Total	**20,723,919**	**33.54**	**19,133,285**	**31.76**	**1,590,634**	**1.78**	**20,704,037**	**33.51**	**18,918,831**	**32.24**	**1,785,206**	**1.27**

Note:

(i) During the Financial Year 2008-2009, the paid-up capital of the company has been increased from Rs.58,68,57,020 to Rs. 60,23,57,020 upon 15,50,000 equity shares of face value of Rs.10/- each allotted to Ms. Sangita Reddy, promoter on 22-Aug-2008.

(ii) During the Financial Year 2009-2010 paid-up capital of the company has been increased from Rs. 60,23,57,020 to 61,78,48,590 upon 15,49,157 equity shares of face value of Rs.10/- each allotted to Dr. Prathap C. Reddy, promoter on 18-Apr-2009.


APOLLO HOSPITALS ENTERPRISE LTD. CH-6.


Apollo
HOSPITALS
TOUCHING LIVES

AHEL / SEC / SHARES / 2010

19th April 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Pursuant to clause 47(c) of the listing agreement, please find enclosed compliance certificate from Practising Company Secretary which is self explanatory.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL B., A.C.S
Practising Company Secretaries

To,

All the Listed Stock Exchanges

CERTIFICATE UNDER CLAUSE 47 OF THE LISTING AGREEMENT

FOR THE HALF YEAR ENDED 31st MARCH 2010.

We have examined all Share Transfer Deeds, Memorandum of Transfers, Registers, files and other documents relating to **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** maintained by **M/s. Integrated Enterprises (India) Limited** pertaining to transfer of equity shares of the company for the period from **1st October 2009** to **31st March 2010** for the purpose of issuing a Certificate as per Clause 47 (C) of the Listing Agreement entered into by, **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** with the listed stock exchanges and based on the information provided by the Company and hereby certify that the Company has delivered during half year ended on **31st March 2010**

A) Share Certificate relating to the Share Transfer Deeds received during the period from **1st October 2009** to **31st March 2010** as entered in the Memorandum of Transfers have been issued within one month from respective date of lodgment of each deed excepting those rejected on technical grounds.

B) Share Certificates in respect of requests for issue of split share certificates and duplicate share certificates have been issued within one month of lodgment

For Lakshmmi Subramanian & Associates
Practising Company Secretaries



Date : 10-04-2009
Place: Chennai

Lakshmmi Subramanian
Senior Partner
(Membership No. 3534)

LAKSHMMI SUBRAMANIAN, B.Com., A.C.S
CP No. 1087

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in


Apollo
HOSPITALS
TOUCHING LIVES

AHEL / SEC / SHARES / 2010

19th April, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Please find enclosed Secretarial Audit Report for the quarter ended 31st April 2010 duly certified by Mrs. Lakshmi Subramanian, Practising Company Secretary.

Please take note of the same in your records

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S
Practising Company Secretaries

April 10, 2010

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March 2010

Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st March 2010.

Thanking You,

Yours faithfully,

For **M/s. Lakshmmi Subramanian & Associates**



Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT

1 For Quarter Ended	**31st March 2010**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	6,17,84,859	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	6,17,84,859	
National Stock Exchange Ltd	6,17,84,859	
12 Held in dematerialized form in CDSL	50,22,586	8.12%
13 Held in dematerialized form in NSDL	5,23,78,283	84.78%
14 Physical	43,83,990	7.10%
15 Total No. of shares (12+13+14)	6,17,84,859	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	

LAKSHMMI SUBRAMANIAN, B.Com., A.C.S
CP No. 1087



17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	---	Nil	--			

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 20 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: & Fax: 28292272-73

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

-------------- Nil------------------------

LAKSHMMI SUBRAMANIAN, B.Com., A.C.S
CP No. 1087


SUBRAMANIAN &
PCS
CHENNAI